July 7, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (336) 719-4566

Mark Castaneda
Chief Financial Officer
Pike Holdings, Inc.
100 Pike Way
Mount Airy, North Carolina 27030


Re: 	Pike Holdings, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
	Filed June 24, 2005
	Supplemental Information
Submitted June 30, 2005
File No. 333-124117

Dear Mr. Castaneda:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Amendment No. 2 to Registration Statement on Form S-1
General

1. We note your response to comment 1 of our letter dated June 20, 2005. With respect to your statement regarding the third party appraisal of your preferred stock, please file the consent of the appraiser in accordance with Section 436(a) of Regulation C.

2. We note your increase in proposed maximum offering price.
Please
confirm you have no further changes to your Use of Proceeds section.



Supplemental Information Submitted for Staff Review June 30, 2005
Common Stock Conversion

3. We note that the marked pages you provided did not include the pro forma financial statements, Selected Historical Financial Data, or the historical financial statements. We assume that you will revise all share and per share disclosures throughout the filing for the common stock conversion.

Recent Developments

4. If available, provide a recent developments section that updates your results of operations and financial condition for the quarter ended June 30, 2005.

The Offering, page 5

5. It appears to us that the number of shares of common stock that the underwriters have a right to purchase from one of the selling shareholders to cover over-allotments are included in the number of shares of common stock to be outstanding after the completion of the offering. Please clarify or revise the current disclosure.

Dilution, page 24

6. It is not clear to us how you determined net tangible book value after giving effect to the proposed offering. It appears to us that you may have inappropriately excluded the non-recurring charges reflected in the as adjusted capitalization disclosures on page 23.
Please clarify or revise.

Prior comment 19

7. We note your updated response to prior comment 19 in our letter dated June 20, 2005. Please revise your proposed disclosures in MD&A to:
* discuss each significant factor you identified as contributing to the difference between the fair value at the most recent grant date and the IPO price and disclose when you initiated discussions concerning an IPO;
* explain why you chose not to obtain a contemporaneous third-party valuation;
* update the disclosures for any stock options or equity instruments granted after March 31, 2005; and
* disclose the significant assumptions used in the third-party valuation you obtained in May 2005 and the significant assumptions used to determine the IPO price and discuss the reasons for the differences.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff
Attorney, at (202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc:	W. Clayton Johnson, Esq. (via facsimile 212/474-3700)
      Sarah S. Jones, Esq.
      Cravath, Swaine & Moore LLP
      Worldwide Plaza
	825 Eighth Avenue
	New York, New York 10019
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Mark Castaneda
Pike Holdings, Inc.
July 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE